EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 11, 2014

Seabridge Announces First Walsh Lake Gold Resource Estimate for Courageous Lake Project

Toronto, Canada…Seabridge Gold announced today that the first mineral resource estimate for the Walsh Lake deposit at its 100%-owned Courageous Lake Project in Canada’s Northwest Territories is reporting 4.62 million tonnes of inferred resources grading 3.24 g/T (482,000 ounces of gold). The independent NI 43-101 compliant resource estimate was prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho.

Seabridge Chairman and CEO Rudi Fronk commented that “the Walsh Lake resource meets all our objectives for satellite deposits at Courageous Lake, namely the potential to add mine life and contribute higher grade material during the early years of the project. The Walsh Lake resource grade is about 50% higher than the project’s reserve grade, is near surface and close in to the proposed processing site. Walsh Lake gold also exhibits high recoveries using simple, conventional technologies. With more than 50 kilometers of strike on the greenstone belt that hosts the Walsh Lake resource, we are confident that we can find additional deposits.”

Seabridge is now refining parameters to aid in drill testing the greenstone belt for more satellite deposits. The belt has numerous targets with gold at surface.

The Walsh Lake model is based on 53 diamond core holes (totaling 17,450 meters) spaced at approximately 50 meters. The discovery was made in 2012 (see news release dated September 10, 2012). This new resource area is about 10 kilometres south of the FAT deposit where Seabridge has developed a 6.5 million ounce proven and probable gold reserve (see reserve table below). The north part of this target area is connected by a road network between the FAT deposit and the historical, high-grade Tundra Gold Mine. Walsh Lake is believed to be a series of structural zones, parts of which are on strike with the deposits exploited in the Tundra Gold Mine.

Walsh Lake Inferred Gold Resources

Cut-off Grade (g/T)	Tonnes (000)	Gold Grade (g/T)	Gold Ounces (000)
0.20	6,647	2.37	506
0.30	5,987	2.60	500
0.40	5,477	2.81	495
0.50	5,022	3.03	489
0.60	4,624	3.24	482
0.70	4,278	3.45	475
0.80	3,986	3.65	468
0.90	3,727	3.84	460
1.00	3,512	4.02	454

Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

The resource estimate is constrained within a conceptual pit limit based on a gold price of $1300 per ounce, gold recovery of 90% and a pit slope of 50 degrees. The pit constrained resource was tabulated using a 0.60 gram per tonne gold cutoff grade.  The cutoff grade was calculated using mining and processing costs of $2.00 and $20.00 per tonne, respectively in addition to the aforementioned gold price and gold recovery parameters. Block gold grades were estimated using a multiple pass inverse distance weighting interpolation procedure. Manually constructed mineral zone wireframes were used in conjunction with a gold probability model to constrain the estimate of block grades.  High-grade outlier gold assay grades were capped prior to compositing the assay data to 3m lengths. A portion of the estimated blocks were classified as inferred resources using mineralized continuity that was established by probabilistic interpolation methods. It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

Initial metallurgical testing indicates the gold at Walsh Lake can be recovered by direct cyanide extraction (see news release dated May 16, 2013).

The following table provides reserve estimates from the Courageous Lake FAT deposit (see news release dated July 24, 2012 for details):
Courageous Lake Reserves
Reserve Category	Tonnes (000’s)	Diluted Grade (g/t)	Contained Gold (000 ounces)
Proven	12,300	2.41	960
Probable	78,800	2.17	5,500
Total	91,100	2.20	6,460

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the supervision of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. A rigorous quality control/quality assurance protocol was employed during the 2013 Walsh Lake drill program, including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every batch processed by the laboratory. Repeats and re-splits of the sample rejects were analyzed at a rate of not less than one sample in every 25 for each type. Samples were assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses were conducted at a second external laboratory on at least 10% of the samples.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) the potential of the new resource to add mine life and contribute higher grade material during the early years of the project; (iii) the potential to find additional deposits at the Project; (iv) the deposit being a series of structural zones; (v) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iv) the amount of future production; (v) estimates of operating costs, net cash flow and economic returns from an operating mine; (vi) submission of an Environmental Impact Statement and permit applications for Courageous Lake and the timing thereof; and (vii) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources, from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net